July 14, 2016

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Dunham Funds, File Nos. 333-147999 and 811-22153

Dear Ms. Churko:

You provided oral comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended October 31, 2015 (the "Annual Report"), for the Dunham Funds (the "Trust", and each series of the Trust, a “Fund”). Please find below the Trust’s responses to those comments, which the Trust has authorized Thompson Hine LLP to make on its behalf.

We have set forth below, the text of each comment made by the Securities and Exchange Commission’s Staff (the “Staff”), followed by the Trust’s responses:

General

Comment 1.	Please include the Tandy representations in your responses.

Response:       The Tandy representations are included below.

Comment 2.	The staff notes that the Dunham Focused Large Cap Growth Fund and the Dunham Opportunity Bond Fund are each a non-diversified fund, but as of the date of annual report, both Funds are operating as diversified funds. Please confirm to the Staff that the Funds either have operated as a non-diversified fund within the previous three years or, if not, that the Funds will obtain shareholder approval prior to recommencing operations as a non-diversified fund.

Response:       The Trust confirms that the Dunham Focused Large Cap Growth Fund and the Dunham Opportunity Bond Fund have each operated as a non-diversified fund within the previous three year period.

Comment 3.	The Staff notes that two Funds used affiliated brokers during the fiscal year ended October 31, 2015. Please confirm the Trust has reviewed these

July 14, 2016

transactions pursuant to Rule 17e-1 of the Investment Company Act of 1940, as amended.

Response:       The Trust confirms that it has and will continue to review its affiliated broker transactions in accordance with Rule 17e-1.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Chris Moore at (614) 469-3266.

Sincerely,

/s/ Christopher Moore

Christopher Moore